UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER  SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF  THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40035

LAZARD GROWTH ACQUISITION CORP. I
(Exact name of registrant as specified in its charter)

30 Rockefeller Plaza
New York, New York
10112
Telephone: (212) 632-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fifth of one redeemable warrant

Class A ordinary shares, $0.0001 par value

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)⌧
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ⌧
Rule 12h-3(b)(1)(ii ) ☐
Rule 15d-6 ☐
Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fifth of one redeemable warrant: 0 holders

Class A ordinary shares, $0.0001 par value: 0 holders

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Lazard Growth Acquisition Corp. I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LAZARD GROWTH ACQUISITION CORP. I

Date: March 3, 2023	By:	/s/ Eyal Ofir
		Name:	Eyal Ofir
		Title:	Chief Executive Officer